FORM 6-K

          SECURITIES AND EXCHANGE COMMISSION

               Washington, D.C.  20549

               Report of Foreign Issuer
       Pursuant to Rule 13a - 16 or 15d - 16 of
         the Securities Exchange Act of 1934

           For the month of December, 2003

             Intertape Polymer Group Inc.

               110E Montee de Liesse
        St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F                       Form 40-F      X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                             No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______]

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109944.

                      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            INTERTAPE POLYMER GROUP INC.



Date:  December 22, 2003     By:  /s/Victor DiTommaso, CPA
                                 Vice President, Finance

December 22, 2003                                          NYSE SYMBOL: ITP
                                                           TSX SYMBOL: ITP


                 INTERTAPE POLYMER GROUP ANNOUNCES
   -   COMPLETION OF WATER-ACTIVATED TAPE OPERATIONS CONSOLIDATION
   - EARLY ADOPTION OF FAIR VALUE METHOD OF ACCOUNTING FOR STOCK-BASED COMPENSATION

Montreal, Quebec and Bradenton, Florida - December 22, 2003 - Further to its announcement of October 14, 2003, Intertape Polymer Group Inc.
(NYSE, TSX: ITP) today said that its water-activated tape plant in Green Bay, Wisconsin has been closed, and the transfer of its water-activated tape operations to the Menasha, Wisconsin plant has been completed. The Company intends to sell the facility in Green Bay.

At the same time, the Company also announced that it is adopting the fair value method of accounting for stock-based compensation and other stock-based payments for 2003. Under transitional provisions prescribed by the Canadian Institute of Chartered Accountants ("CICA"), the Company is prospectively applying the recognition provisions to awards of stock options issued in 2003 and thereafter. The transitional provisions of the CICA are similar to those of the Financial Accounting Standards Board.

As a result of adopting the fair value method in 2003, the Company expects to record a fourth quarter 2003 pre-tax charge of approximately $128,000. Beginning in the first quarter of 2004 and continuing through to mid-2007, the Company expects to record a pre-tax charge of approximately $70,000 per quarter associated with the 2003 stock option grants. As well, future stock option grants will be accounted for under the fair value method and will result in additional stock-based compensation expense.


About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 19 locations, including 14 manufacturing facilities in North America and one in Europe.


Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.



FOR INFORMATION CONTACT:           Melbourne F. Yull
                                   Chairman and Chief Executive Officer
                                   Intertape Polymer Group Inc.
                                   Tel.: 866-202-4713
                                   E-mail:itp$info@intertapeipg.com
                                   Web: www.intertapepolymer.com